UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CSI Compressco LP

(Name of Issuer)

Common Units Representing Limited Partnership

(Title of Class of Securities)

12637A103

(CUSIP Number)

JONATHAN W. BYERS

Spartan Energy Partners LP

9595 Six Pines Drive, Suite 4000

The Woodlands, TX 77380

(281) 364-2279

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person CSI Compressco Investment LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 3,489,221
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,489,221

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,489,221
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 140,386,811 common units outstanding as of November 18, 2021.

CUSIP No. 27032D304

1	Name of Reporting Person CSI Compressco GP LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 7,463,257
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,463,257

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,463,257
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 140,386,811 common units outstanding as of November 18, 2021.

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Holdco LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 10,952,478
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,952,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 140,386,811 common units outstanding as of November 18, 2021.

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Partners LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 63,824,877
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 63,824,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,824,877
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.5%(1)
14	Type of Reporting Person PN

(1)	Based on 140,386,811 common units outstanding as of November 18, 2021.

CUSIP No. 27032D304

1	Name of Reporting Person Spartan Energy Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 63,824,877
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 63,824,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,824,877
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.5%(1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 140,386,811 common units outstanding as of November 18, 2021.

AMENDMENT NO. 1 TO

STATEMENT ON SCHEDULE 13D

This Amendment No 1 to Schedule 13D (the “Amendment”) is being filed by Spartan Energy Holdco LLC (“Spartan Holdco”), Spartan Energy Partners LP (“Spartan LP”) and Spartan Energy Partners GP LLC (“Spartan GP”) to amend and supplement the Schedule 13D that was filed on February 8, 2021 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”). Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

CSI Compressco Investment LLC (“CSI Investment”)

CSI Compressco GP LLC (“Compressco GP”)

Spartan Energy Holdco LLC (“Spartan Holdco”)

Spartan Energy Partners LP (“Spartan LP”)

Spartan Energy Partners GP LLC (“Spartan GP”)

Each of the Reporting Persons is organized under the laws of the state of Delaware. The principal business address of each of the Reporting Persons is c/o Spartan Energy Partners LP, 9595 Six Pines Drive, Suite 4000, The Woodlands, TX 77380. The Reporting Persons are principally engaged in the business of providing oil and gas services.

The directors and the executive officers of Compressco GP and Spartan GP (the “Related Persons”) are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

On November 10, 2021, pursuant to a contribution agreement, dated as of November 10, 2021 (the “Contribution Agreement”), by and among the Issuer, CSI Compressco Sub Inc., CSI Compressco GP LLC and Spartan LP, Spartan LP contributed to the Issuer 100% of the limited liability company interests in Treating Holdco, LLC, 100% of the common stock in Spartan Terminals Operating, Inc. and 99% of the limited liability company interests in Spartan Operating Company LLC (the “Acquisition”). The consideration for the Acquisition was the issuance by the Issuer 48,400,000 Common Units to Spartan LP.

On November 10, 2021, Spartan LP purchased 2,962,963 Common Units from the Issuer in a private placement for $4.0 million in cash. Spartan LP obtained the funds for this purchase of Common Units through borrowings under its credit facility.

On November 18, 2021, Spartan LP exchanged $2.0 million aggregate principal amount of the Issuer’s 7.25% Senior Unsecured Notes due 2022, which were called for redemption by the Issuer on December 13, 2021, held by it for 1,509,436 Common Units.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D in their entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Amendment, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 140,386,811 Common Units outstanding as of November 18, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CSI Compressco Investment LLC	3,489,221	2.5%	0	3,489,221	0	3,489,221
CSI Compressco GP LLC	7,463,257	5.3%	0	7,463,257	0	7,463,257
Spartan Energy Holdco LLC	10,952,478	7.8%	0	10,952,478	0	10,952,478
Spartan Energy Partners LP	63,824,877	45.5%	0	63,824,877	0	63,824,877
Spartan Energy Partners GP LLC	63,824,877	45.5%	0	63,824,877	0	63,824,877

Spartan Holdco is the record holder of 10,952,478 Common Units. Spartan LP is the record holder of 52,872,399 Common Units. Spartan GP is the general partner of Spartan LP, which is the sole member of Spartan Holdco. As a result, each of Spartan GP and Spartan LP may be deemed to share beneficial ownership of the Common Units held by Spartan Holdco and Spartan GP may be deemed to share beneficial ownership of the Common Units held by Spartan LP. Spartan GP is managed by a board of directors consisting of Ted A. Gardner and John E. Jackson. Each of the foregoing individuals disclaims beneficial ownership of the Common Units held by Spartan Holdco.

(c) Except as set forth in Item 3 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

Paragraph (d) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph:

The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for information applicable to the Related Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Related Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraphs:

Item 3 above summarizes certain provisions of the Contribution Agreement, a copy of which is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

The Second Amended and Restated Limited Partnership Agreement of the Issuer, as amended (the “Partnership Agreement”), contains various provisions with respect to the Common Units governing, among other matters, voting, distributions, transfers, Compressco GP’s limited call right, and allocations of profits and losses to the partners.

Under the Partnership Agreement, Spartan LP, as indirect owner of Compressco GP, has the right to elect the members of the board of directors of Compressco GP.

References to and descriptions of the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement, a copy of which is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

This Amendment supplements Item 7 of the Schedule 13D as follows:

Exhibit Number	Description

3	Contribution Agreement, dated November 10, 2021, by and among CSI Compressco LP, CSI Compressco Sub Inc., CSI Compressco GP LLC and Spartan Energy Partners LP (incorporated by reference to Exhibit 2.1 to CSI Compressco LP’s Current Report on Form 8-K filed on November 16, 2021 (SEC File No. 001-13455)).

4	Second Amended and Restated Agreement of Limited Partnership of CSI Compressco LP, dated as of August 8, 2016 (incorporated by reference to Exhibit 3.1 to CSI Compressco LP’s Current Report on Form 8-K filed on August 8, 2016 (SEC File No. 001-35195)).

5	Amendment No.1 to the Second Amended And Restated Agreement of Limited Partnership of CSI Compressco, LP, dated November 5, 2018 (incorporated by reference to Exhibit 10.1 to CSI Compressco LP’s Quarterly Report on Form 10-Q filed on November 8, 2018 (SEC File No. 001-35195)).

6	Amendment No. 2 to the Second Amended And Restated Agreement of Limited Partnership of CSI Compressco LP, dated December 24, 2018 (incorporated by reference to CSI Compressco LP’s Current Report on Form 8-K filed on December 26, 2018 (SEC File No. 001-35195)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2021

CSI Compressco Investments LLC
By: CSI Compressco GP LLC, its sole member

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

CSI Compressco GP LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Holdco LLC
By: Spartan Energy Partners LP, its sole member
By: Spartan Energy Partners GP LLC, its general partner

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Chief Financial Officer

Spartan Energy Partners LP
By: Spartan Energy Partners GP LLC, its general partner

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

Spartan Energy Partners GP LLC

By:	/s/ Jonathan W. Byers
Name:	Jonathan W. Byers
Title:	Secretary

Schedule I

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of Spartan Energy Partners GP LLC. Except as otherwise indicated, the business address of each of such persons is c/o Spartan Energy Partners LP, 9595 Six Pines Drive, Suite 4000, The Woodlands, TX 77380, and each such person is a citizen of the United States.

Name	Title	Present Principal Occupation
John E. Jackson	Chief Executive Officer and Director of Spartan Energy Partners GP LLC	Chief Executive Officer and Director of Spartan Energy Partners GP LLC Chief Executive Officer and Director of CSI Compressco GP LLC

Jonathan W. Byers	Secretary of Spartan Energy Partners GP LLC	Secretary of Spartan Energy Partners GP LLC Chief Financial Officer and Director of CSI Compressco GP LLC

David L. Edelmaier	Chief Financial Officer of Spartan Energy Partners GP LLC	Chief Financial Officer of Spartan Energy Partners GP LLC Vice President of CSI Compressco GP LLC

Robert W. Price	Chief Operating Officer of Spartan Energy Partners GP LLC	Chief Operating Officer of Spartan Energy Partners GP LLC Chief Operating Officer of CSI Compressco GP LLC

Stephen P. York	Vice President of Spartan Energy Partners GP LLC	Vice President of Spartan Energy Partners GP LLC Vice President of CSI Compressco GP LLC

Ted A. Gardner	Director of Spartan Energy Partners GP LLC	Director of Spartan Energy Partners GP LLC Director of CSI Compressco GP LLC

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of CSI Compressco GP LLC. Except as otherwise indicated, the business address of each of such persons is c/o CSI Compressco LP, 24955 Interstate 45 N, The Woodlands, TX 77380, and each such person is a citizen of the United States.

Name	Title	Present Principal Occupation
John E. Jackson	Chief Executive Officer and Director of CSI Compressco GP LLC	Chief Executive Officer and Director of Spartan Energy Partners GP LLC Chief Executive Officer and Director of CSI Compressco GP LLC

Jonathan W. Byers	Chief Financial Officer of CSI Compressco GP LLC	Secretary of Spartan Energy Partners GP LLC Chief Financial Officer and Director of CSI Compressco GP LLC

Robert W. Price	Chief Operating Officer and Director of CSI Compressco GP LLC	Chief Operating Officer of Spartan Energy Partners GP LLC Chief Operating Officer of CSI Compressco GP LLC

1

Michael Moscoso	Vice President, Finance of CSI Compressco GP LLC	Vice President, Finance of CSI Compressco GP LLC

Matthew Pitcock	Vice President, North America Sales of CSI Compressco GP LLC	Vice President, North America Sales of CSI Compressco GP LLC

Derek Anchondo	Chief Legal Officer of CSI Compressco GP LLC	Chief Legal Officer of CSI Compressco GP LLC

Roy McNiven	Senior Vice President, Operations of CSI Compressco GP LLC	Senior Vice President, Operations of CSI Compressco GP LLC

Ted A. Gardner	Chairman and Director of CSI Compressco GP LLC	Director of Spartan Energy Partners GP LLC Director of CSI Compressco GP LLC

James Larson	Director of CSI Compressco GP LLC	Director of CSI Compressco GP LLC

Stephen Gill	Director of CSI Compressco GP LLC	Chief Executive Officer of Lindsayca Solutions Director of CSI Compressco GP LLC

Denise Essenberg	Director of CSI Compressco GP LLC	Director of CSI Compressco GP LLC

2